UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 29 July 2014

Operating and financial results for the 1st half of 2014

Orange stabilises EBITDA margin in 1st half 2014

Solid commercial performance with the high quality of networks well recognised

•

Restated EBITDA was 6.140 billion euros in the 1st half of 2014, resulting in a margin of 31.3%, unchanged from the 1st half of 2013 on a comparable basis. Restated EBITDA for the 1st half is in line with the objective of restated EBITDA of between 12.0 billion and 12.5 billion euros for the full-year 2014.

Operating costs were reduced by 511 million euros on a comparable basis (-3.7%), offsetting 70% of the downturn in revenues. Direct costs fell 5.9% (298 million euros) and indirect costs declined 2.4% (213 million euros). The cost reduction efforts carried out across the Group has enabled the target for the reduction in indirect costs to be increased to at least 300 million for the year, versus an initial target of at least 250 million euros.

•

Revenues were 19.592 billion euros in the 1st half of 2014, a decrease of 3.6% on a comparable basis (-2.6% excluding the impact of regulatory measures). The 2nd quarter performance (-2.3% excluding the impact of regulatory measures) confirms the gradual improvement seen in the 1st quarter (-3.0%, versus -3.8% in the 4th quarter of 2013), related in particular to the performance in France, Belgium, Poland and the Enterprise segment, while strong growth continued in Africa and the Middle East.

•

CAPEX was 2.501 billion euros, an increase of 3.1% in relation to the 1st half of 2013 on a comparable basis, in line with the objective of achieving a stable level of CAPEX for the full year. Increasing investment in networks accelerated with the rapid growth of very high-speed broadband (4G and fibre) in Europe, particularly in France, and in mobile usage in Africa and the Middle East. The ratio of CAPEX to revenues was 12.8%, an increase of +0.8 percentage points.

•

Commercial momentum remained very strong in the 1st half, supported by investment in very high-speed broadband and the recognised quality of the Group’s mobile networks. France delivered its best performance since 1st half 2010 in terms of net sales of mobile contracts1 (+146,000). In Spain, the mobile contract1 customer base increased by 147,000 customers while the fixed broadband base rose by 137,000. In Poland, net sales of mobile contract1 sales were 177,000. At 30 June 2014, mobile 4G had a total of 4.2 million customers in the United Kingdom, 2 million in France and 1.4 million in Spain. The mobile customer base in Africa and the Middle East had 3.8 million net additions in the 1st half.

•

Net income was 891 million euros in the 1st half of 2014, 318 million euros lower than in the 1st half of 2013, reflecting the pressure on revenues. The Group’s share of net income was 744 million euros in the 1st half of 2014.

•

Net debt fell 3.307 billion euros in the 1st half year to 27.419 billion euros at 30 June 2014. Added to the reduction of 562 million euros was the favourable impact of 2.745 billion euros from the Group’s issuance of hybrid bonds2 in the beginning of the year, which enabled it to strengthen shareholders’ equity. The restated ratio of net debt to EBITDA was 2.17x at 30 June 2014, versus 2.37x at 31 December 2013, in line with the objective of a ratio closer to 2x at the end of 2014.

1   Excluding machine-to-machine contracts.

2   Perpetual subordinated debt recognised in shareholder equity according to IFRS guidelines.

Outlook for 2014

Taking into account the results for the 1st half of 2014, the Group confirms the target of achieving restated EBITDA3 of between 12.0 billion and 12.5 billion euros for the full year of 2014. The restated EBITDA margin for full-year 2014 should remain stable compared to 2013.

The Group also confirms the objective of a return to a restated ratio of net debt to EBITDA closer to 2x at the end of 2014 and a restated ratio of about 2x in the medium term in order to preserve Orange's financial strength and investment capacity.

Within this framework, the Group pursues a policy of selective acquisitions by concentrating on markets in which it is already present.

The Group confirms the payment of a dividend of 0.60 euro per share for 20144. An interim dividend for 2014 of 0.20 euros per share will be paid in cash on 9 December 20145.

Commenting on the first-half 2014 results, Orange Group Chairman and CEO Stéphane Richard said:

“These results demonstrate the company’s strength and ability to react in market conditions that continue to be very challenging. We’ve maintained our commercial momentum, despite a hyper-competitive environment, largely due to the investments we’ve made in very high-speed broadband, fibre and 4G. The quality of Orange’s fixed and mobile networks is widely recognised and this has allowed us to differentiate ourselves even more. It is clear that consumers are not just focused on price but are also sensitive to quality and service.

Overall, we had a solid commercial performance, particularly in France, Belgium and Poland, while in Africa and the Middle East we had the strongest growth in four years. Meanwhile, we remain focused on lightening Orange’s cost structure, allowing us to stabilise our margin rate in the first half and to confirm our annual targets for 2014. We are continuing our efforts in this area and have increased our target for lowering indirect costs and now aim to achieve a reduction of more than 300 million euros in 2014. My special thanks go to all our employees for their contribution to these results which are very encouraging for the future of our Group.”

3   Following the disposal of Orange Dominicana as from the second quarter of 2014.

4   Subject to the approval of the Annual General Meeting of shareholders.

5   The ex-dividend date is set at 5 December 2014 and the record date at 8 December 2014.

key figures

•

half-year data

	2014	2013	2013	change	change	Change
In millions of euros		comparable basis	historical basis	comparable basis	excluding regulatory measures	historical basis***
Revenues	19,592	20,325	20,603	(3.6)%	(2.6)%	(4.9)%
Of which:
France	9,614	10,079	10,084	(4.6)%	(4.4)%	(4.7)%
Spain	1,920	2,021	2,021	(5.0)%	(0.8)%	(5.0)%
Poland	1,456	1,559	1,572	(6.7)%	(3.6)%	(7.4)%
Rest of World	3,661	3,679	3,877	(0.5)%	1.1%	(5.6)%
Enterprise	3,139	3,225	3,297	(2.7)%	(2.7)%	(4.8)%
International Carriers and Shared Services	864	869	830	(0.5)%	(0.5)%	4.0%
Eliminations	(1,062)	(1,107)	(1,078)	-	-	-
Restated EBITDA*	6,140	6,362	6,417	(3.5)%	(2.7)%	(4.3)%
As % of revenues	31.3%	31.3%	31.1%	0.0pt	(0.0)pt	0.2pt
Of which:
France	3,571	3,689	3,662	(3.2)%	(3.1)%	(2.5)%
Spain	461	469	469	(1.7)%	2.6%	(1.7)%
Poland	466	487	487	(4.5)%	(2.6)%	(4.4)%
Rest of World	1,160	1,172	1,240	(1.0)%	0.6%	(6.4)%
Enterprise	501	524	517	(4.3)%	(4.3)%	(3.1)%
International Carriers and Shared Services	(19)	21	43	(192.7)%	(192.7)%	(145.0)%
Operating Income	2,640		2,993			(11.8)%
Net income	891		1,209			(26.3)%
Net income attributable to equity owners of France Telecom SA	744		1,068			(30.3)%
CAPEX (excluding licences)	2,501	2,425	2,455	3.1%		1.9%
As % of revenues	12.8%	11.9%	11.9%	0.8pt		0.9pt

		30 June 2014	31 December 2013
Net financial debt		27,419	30,726
Restated ratio of net financial debt / EBITDA**		2.17x	2.37x

*    EBITDA restatements are described in appendix 5.

**  The method of calculating the restated ratio of net financial debt to EBITDA is described in appendix 4.

*** On an historical basis, revenues in the 1st half of 2014 declined 4.9% compared to the 1st half of 2013, which included the impact of changes in consolidation scope (-0.8 percentage point), chiefly the disposal of Orange Dominicana on 9 April 2014, of Etrali on 3 June 2013 and of Wirtualna Polska on 13 February 2014, and the impact of foreign exchange (-0.6 percentage point), in particular the fall of the Egyptian pound, the US dollar and the Jordanian dinar.

•

quarterly data

	2nd quarter	2nd quarter	2nd quarter	change comparable	change excluding	change historical
	2014	2013	2013	basis	regulatory	basis
In millions of euros		comparable basis	historical basis		measures

Revenues	9,788	10,133	10,323	(3.4)%	(2.3)%	(5.2)%
Of which:
France	4,803	5,013	5,015	(4.2)%	(4.0)%	(4.2)%
Spain	943	1,032	1,032	(8.6)%	(4.7)%	(8.6)%
Poland	740	782	786	(5.4)%	(2.2)%	(5.9)%
Rest of World	1,797	1,793	1,943	0.2%	2.5%	(7.5)%
Enterprise	1,574	1,623	1,662	(3.0)%	(3.0)%	(5.3)%
International Carriers and Shared Services	457	443	424	3.1%	3.1%	7.8%
Eliminations	(526)	(553)	(539)	-	-	-
Restated EBITDA*	3,123	3,224	3,293	(3.1)%	(2.2)%	(5.2)%
As % of revenues	31.9%	31.8%	31.9%	0.1pt	0.0pt	0.0pt
CAPEX (excluding licences)	1,340	1,283	1,305	4.5%		2.7%
As % of revenues	13.7%	12.7%	12.6%	1.0pt		1.0pt
* EBITDA restatements are described in appendix 5.

*

*        *

The Board of Directors of Orange SA met on 28 July 2014 and examined the Group's financial statements.

The Group’s statutory auditors performed a limited review of the half-year 2014 financial position and issued their Report on the half-year financial information for 2014 on that basis.

More detailed information is available on the Orange website:

www.orange.com

comments on key Group figures

revenues

Orange Group revenues were 19.592 billion euros in the 1st half of 2014, a decrease of 3.6% on a comparable basis. Excluding the impact of regulatory measures (-209 million euros), revenues declined 2.6%. In the 2nd quarter of 2014, Group revenues fell 3.4% on a comparable basis. Excluding the impact of regulatory measures (-120 million euros), the decline was limited to -2.3%, confirming the gradual improvement seen in the 1st quarter of 2014 (-3.0% after falling 3.8% in the 4th quarter of 2013):

-

in France, the decline in mobile services slowed to 8.7% in the 2nd quarter after falling 9.1% in the 1st quarter and 11.0% in the 4th quarter of 2013. Fixed services benefitted from stronger growth in carrier services, while fixed broadband revenues grew 0.9% after rising 0.6% in the 1st quarter;

-

in Poland, revenues improved by 2.9 percentage points in the 2nd quarter (-2.2%) compared to the 1st quarter, led by sales of mobile equipment through instalment payment plans;

-

in the Rest of World segment, growth accelerated in Africa and the Middle East (+9.2% in the 2nd quarter after rising 6.0% in the 1st quarter), attributable in particular to Mali, Guinea and Côte d’Ivoire. Europe improved (-5.7% in the 2nd quarter after falling 8.4% in the 1st quarter), with the gradual recovery in Belgium;

-

the Enterprise segment also improved, with the decline limited to 2.7% in the 1st half after a 5.8% decline in the 2nd half of 2013, led by the growth of IT and integration services;

-

Spain fell 4.7% in the 2nd quarter after rising 3.2% in the 1st quarter. The strong growth of mobile equipment sales due to the success of instalment payment plans launched in the 2nd quarter of 2013 slowed significantly, and mobile services continued to be impacted by price reductions and the rapid growth of SIM-only offers. Conversely, the increase in fixed broadband services accelerated, led by the strong growth of convergent offers.

customer base growth

The number of mobile services customers was 178.7 million at 30 June 2014, an increase of 5.0% year on year on a comparable basis (+8.4 million net additions), led by Africa and the Middle East, which had 91.8 million customers at 30 June 2014, an increase of 9.2% (+7.7 million net additions). Orange Money had 10.8 million customers at that same date (+46% year on year).

In France, mobile contracts (21.3 million customers) rose 6.1% and represented close to 80% of the total mobile customer base. In other European countries, mobile contracts (34.5 million customers at 30 June 2014) rose 5.4% year on year on a comparable basis and represented 58% of the mobile customer base at 30 June 2014 with the increase mainly related to Spain, Poland, the United Kingdom and Romania.

Fixed broadband had a total of 15.7 million customers at 30 June 2014, an increase of 4.0% year on year and net additions of 599,000 customers, including 318,000 in Spain, 198,000 in France, 52,000 in Egypt and 28,000 in Slovakia. Fixed broadband subscribers included 494,000 fibre subscribers at 30 June 2014.

restated EBITDA

Restated EBITDA was 6.140 billion euros in the 1st half of 2014, a decrease of 3.5% on a comparable basis. EBITDA margin was stable at 31.3% compared with the 1st half of 2013. The reduction in operating costs was particularly significant (511 million euros for the half) and offset 70% of the reduction in revenues (-733 million euros).

Direct costs fell 298 million euros. The reduction in interconnection costs (144 million euros), related to the decline in regulated call termination rates, was less than in the 1st half of 2013 (263 million euros), whereas the reduction in other direct costs was accentuated and represented 52% of the decline in direct costs in the 1st half of 2014, versus 16% in the 1st half of 2013. In particular, commercial costs fell sharply with the reduction in mobile equipment purchases related to SIM-only growth and the reduced commissions related to the streamlining of distribution channels.

Indirect costs declined 213 million euros. Labour expenses (restated) decreased 2.9% (130 million euros), with the average number of employees declining 4.0% on a comparable basis (153,575 full-time equivalents in the 1st half of 2014, versus 160,000 in the 1st half of 2013). Other indirect costs fell 83 million euros: savings achieved in overheads, advertising and property expenses were partially offset by increased taxes in some countries in Africa and the Middle East and in Belgium.

operating income

The Group’s operating income was 2.640 billion euros in the 1st half of 2014, representing a decrease of 353 million euros on an historical basis. On a comparable basis, the decline in operating income was 280 million euros, related in particular to the decrease in EBITDA (-376 million euros before restatements), the increase in depreciation and amortisation (-80 million euros) and the increase in impairment of assets (-39 million euros). These unfavourable items were partially offset by the decrease in impairment of goodwill of 156 million euros6 and by the improvement in income from associates of 59 million euros.

net income

Consolidated net income for the Orange Group was 891 million euros in the 1st half of 2014, versus 1.209 billion euros in the 1st half of 2013. The decrease of 318 million euros was tied to the decline in operating income (-353 million euros), partially offset by the reduction in income tax expense (+27 million euros) and the improvement in net financial income (+8 million euros). The Group’s share of net income was 744 million euros in the 1st half of 2014, compared with 1.068 billion euros in the 1st half of 2013.

CAPEX

CAPEX was 2.501 billion euros in the 1st half of 2014, resulting in a CAPEX-to-revenues ratio of 12.8%, an increase of 0.8 percentage points in relation to the 1st half of 2013 on a comparable basis. Investment in the networks represented 58% of the Group’s CAPEX in the 1st half of 2014 and increased 9.0% compared with the 1st half of 2013, led by investment in very high-speed mobile broadband (4G) and fibre.

At 30 June 2014, 4G networks covered 69% of the population in France, more than 50% in Spain, 52% in Poland and 65% in Belgium. 4G service has also been available in Romania since April and in Slovakia since early July.

In France, the deployment of fibre intensified with the number of connected households totalling 3.028 million at 30 June 2014, an increase of 455,000 households in six months (+18%).

CAPEX also rose sharply in Africa and the Middle East, particularly in Egypt, Cameroon and Guinea, to support the rapid growth of mobile usage.

The quality of the Group’s mobile networks is particularly well recognised. In France, Orange’s number 1 ranking in mobile networks was confirmed by the ARCEP report of June 2014; that same survey confirmed that Orange offers the best 2G, 3G and H+ mobile networks. In Belgium and the United Kingdom, Orange is 1st for the speed of its 4G networks, while in Africa and the Middle East, Orange is leader or joint-leader in customer satisfaction in 15 of 18 countries.

net financial debt

The Orange Group had net financial debt of 27.419 billion euros at 30 June 2014, a reduction of 3.307 billion euros compared to the level at 31 December 2013. The restated ratio of net financial debt to EBITDA was 2.17x at 30 June 2014, versus 2.37x at 31 December 2013. The main changes to net financial debt in the 1st half of 2014 are presented in appendix 4.

changes to portfolio of operations

Orange Polska finalised the 100% disposal of its subsidiary Wirtualna Polska in Poland on 13 February 2014. In addition, the Group completed the 100% disposal of Orange Dominicana in the Dominican Republic on 9 April 2014. Income from the disposal of Orange Dominicana was 281 million euros at 30 June 2014, and the net amount received (after capital gains tax) was 806 million euros on that same date. In addition, the Group announced the signing of an agreement on 19 May for the disposal of its majority interest in Orange Uganda.

6    In the 1st half of 2014, impairment of goodwill included a write-down of 229 million euros concerning Belgium, related in particular to the new regional taxes on pylons.

review by operating segment

France

In millions of euros	period ended 30 June
	2014	2013	2013	14/13	14/13
		comparable basis	historical basis	comparable basis	historical basis

Revenues	9,614	10,079	10,084	(4.6)%	(4.7)%
Restated EBITDA	3,571	3,689	3,662	(3.2)%	(2.5)%
Restated EBITDA / Revenues	37.1%	36.6%	36.3%	0	0
CAPEX	1,290	1,279	1,277	0.8%	1.0%
CAPEX / Revenues	13.4%	12.7%	12.7%

In France, revenues continued their gradual improvement during the 2nd quarter of 2014, with a decrease limited to 4.2% after the 5.0% decrease in the 1st quarter (-4.0% and -4.9% respectively excluding the impact of regulatory measures).

Mobile services, which declined 8.7% in the 2nd quarter of 2014 after falling 9.1% in the 1st quarter, excluding the impact of regulatory measures, were affected by price reductions related to the updated Origami, Open and Sosh offers and by growth of SIM-only offers. Commercial momentum continued to be very strong: net contract sales7 in the 1st half of 2014 rose 146,000, the best performance since the 1st half of 2010, led by the Origami and Open premium offers, which represented 59% of consumer contracts at 30 June 2014, and by the Sosh online offer (2.178 million customer on that same date), which were up 59% year on year. The total contract customer base (21.254 million customers at 30 June 2014) rose 6.1% year on year. There were 2.0 million 4G customers at 30 June 2014, having doubled in six months.

Fixed services recorded a modest reduction of 0.2% in the 2nd quarter of 2014, after declining 1.8% in the 1st quarter (excluding the impact of regulatory measures). Most of the improvement came from carrier services, which recorded a 7.2% increase in the 2nd quarter, led in particular by line unbundling, while traditional telephony continued its downward trend (-11.4%). Fixed broadband increased 0.9% in the 2nd quarter after rising 0.6% in the 1st quarter. The fixed broadband customer base (10.174 million subscribers at 30 June 2014) increased 2.0% year on year. It included 415,000 fibre subscribers at that date, compared with 239,000 a year earlier. The Open convergent offers represented 37% of the fixed broadband customer base at 30 June 2014, compared with 29% a year earlier.

Restated EBITDA was 3.571 billion euros in the 1st half of 2014, a decrease of 3.2% on a comparable basis. The ratio of restated EBITDA to revenues (37.1%) improved 0.5 percentage points in relation to the 1st half of 2013. Reductions in the cost base offset 75% of the decrease in revenues: 224 million euros in indirect costs (labour expenses, overheads and property expenses) and 123 million euros in direct costs (mainly commercial costs).

CAPEX (1.290 billion euros in the 1st half of 2014) remained high, both in very high-speed mobile broadband (4G), with 6,505 active sites covering 69% of the population at 30 June 2014 (versus 50% at 31 December 2013), and in very high-speed fixed broadband, with fibre connectivity in 3.028 million households at 30 June 2014, growth of 43% year on year.

7    Excluding machine-to-machine contracts.

Spain

In millions of euros	period ended 30 June
	2014	2013	2013	14/13	14/13
		comparable basis	historical basis	comparable basis	historical basis

Revenues	1,920	2,021	2,021	(5.0)%	(5.0)%
Restated EBITDA	461	469	469	(1.7)%	(1.7)%
Restated EBITDA / Revenues	24.0%	23.2%	23.2%	0	0
CAPEX	281	237	237	18.5%	18.5%
CAPEX / Revenues	14.6%	11.7%	11.7%

Revenues in Spain declined 4.7% in the 2nd quarter of 2014, excluding the impact of regulatory measures, after an increase of 3.2% in the 1st quarter. The 2nd quarter was primarily impacted by a slowdown in mobile equipment sales revenue, which had risen strongly in the previous quarters with the rapid growth of instalment payment plans that were launched in the 2nd quarter of 2013.

Mobile services continued to decline significantly (-13.7% in the 2nd quarter, after declining 11.1% in the 1st quarter, excluding the impact of regulatory measures), reflecting price reductions and the rapidly growth of SIM-only offers and Canguro convergent offers. At 30 June 2014, SIM-only offers represented 75% of the consumer contracts customer base, compared with only 15% a year earlier. Total contracts (9.145 million customers at 30 June 2014) grew 6.2%, a net increase of 531,000 year on year, of which 105,000 were achieved in the 2nd quarter of 2014.

Growth was sustained in fixed services in the 2nd quarter (+7.7% on a comparable basis), led by momentum in fixed broadband services (+15.5%, after rising 11.1% in the 1st quarter). The number of broadband subscribers (1.830 million customers at 30 June 2014) climbed 21.1% year on year, led by the success of the Canguro convergent offers, which represented 75% of the fixed broadband customer base versus 55% a year earlier.

Restated EBITDA was 461 million euros in the 1st half of 2014, a decrease of 1.7%. Reductions to the cost base offset most of the decline in revenues. They included both direct costs (reduction in interconnection costs and commercial costs) and indirect costs (particularly the reduction in advertising expenses). The restated EBITDA margin was 24.0%, an increase of 0.8 percentage points compared to the 1st half of 2013.

CAPEX (281 million euros in the 1st half of 2014) increased 18.5% compared to the 1st half of 2013, led by investment in 4G and fibre. At 30 June 2014, the 4G network provided coverage for more than 50% of the population compared with 30% at 31 December 2013. The deployment of fibre in partnership with Vodafone continued.

Poland

In millions of euros	period ended 30 June
	2014	2013	2013	14/13	14/13
		comparable basis	historical basis	comparable basis	historical basis

Revenues	1,456	1,559	1,572	(6.7)%	(7.4)%
Restated EBITDA	466	487	487	(4.5)%	(4.4)%
Restated EBITDA / Revenues	32.0%	31.3%	31.0%	0	0
CAPEX	183	203	204	(9.4)%	(10.0)%
CAPEX / Revenues	12.6%	13.0%	13.0%

Revenues in Poland improved noticeably in the 2nd quarter of 2014, with a modest reduction of 2.2% excluding the impact of regulatory measures, after a 5.1% reduction in the 1st quarter. This improvement was mainly due to the increase in mobile equipment sales generated by the development of instalment payment plans and to revenues related to the completion of infrastructure projects in cooperation with local authorities.

Mobile services, impacted by price reductions and the marketing of SIM-only offers, recorded a reduction of 2.9% in the 2nd quarter, after declining 1.0% in the 1st quarter (excluding the impact of regulatory measures). Commercial momentum remained strong, especially in the contract segment, with 99,000 net additions in the 2nd quarter (+489,000 year on year) and the Orange Open convergent offers customer base more than tripling in one year (418,000 customers at 30 June 2014). The total mobile customer base at 30 June 2014 had increased 3.4% year on year.

Fixed services declined 7.4% in the 2nd quarter of 2014, excluding the impact of regulatory measures, after declining 7.7% in the 1st quarter. Traditional telephony continued its downward trend (-12.4%), while fixed broadband revenues declined 1.4%, reflecting the change in the customer base (-1.5% year on year).

Restated EBITDA was 466 million euros in the 1st half of 2014, a 4.5% decrease on a comparable basis. The restated ratio of EBITDA to revenues (+32.0%) improved 0.7 percentage points in relation to the 1st half of 2013 due to continuing major efforts to reduce indirect costs (labour expenses, overheads and advertising expenses) and a reduction in direct costs, notably interconnection costs and commercial costs.

CAPEX (183 million euros in the 1st half of 2014) decreased 9.4% on a comparable basis due to the end of the fixed broadband programme carried out after an agreement with the regulator. Investment in 4G remained strong, with 3,500 active sites covering 52% of the population at 30 June 2014. The 3G network sharing programme with
T-Mobile is nearing completion (9,600 sites shared at 30 June 2014).

Rest of World

In millions of euros	period ended 30 June
	2014	2013	2013	14/13	14/13
		comparable basis	historical basis	comparable basis	historical basis

Revenues	3,661	3,679	3,877	(0.5)%	(5.6)%
Restated EBITDA	1,160	1,172	1,240	(1.0)%	(6.4)%
Restated EBITDA / Revenues	31.7%	31.8%	32.0%	0	0
CAPEX	479	374	398	28.0%	20.2%
CAPEX / Revenues	13.1%	10.2%	10.3%

Revenues in the Rest of World segment rose 0.2% in the 2nd quarter of 2014 after declining 1.2% in the 1st quarter, on a comparable basis. Excluding the impact of regulatory measures, revenues increased 2.5% in the 2nd quarter after decreasing 0.2% in the 1st quarter.

In Africa and the Middle East, revenue growth accelerated to 9.2% in the 2nd quarter after rising 6.0% in the 1st quarter (excluding the impact of regulatory measures), led by strong growth in the mobile customer base, which had 91.8 million customers at 30 June 2014 after 7.7 million net additions year on year (+9.2%). Mali, Guinea, Egypt, Côte d’Ivoire and the Congo were the principal contributors. Orange Money had 10.8 million customers at 30 June 2014, an increase of 46% year on year.

In Europe, the revenue trend improved in the 2nd quarter with the decrease limited to 5.7%, after declining 8.4% in the 1st quarter, excluding the impact of regulatory measures. This reflected the gradual recovery in Belgium
(-13.1%, after falling 18.7% in the 1st quarter), where mobile services were impacted by major tariff overhauls in 2013. In the 2nd quarter, Slovakia declined 5.7% while Romania posted growth of 3.9%, led by mobile data services. The mobile services customer base in the Europe zone rose 0.8% year on year to 19.8 million customers at 30 June 2014.

Restated EBITDA for the Rest of World segment (1.160 billion euros in the 1st half of 2014) was essentially stable compared with the 1st half of 2013 (-1.0% on a comparable basis and +0.6% excluding the impact of regulatory measures). The decrease in direct costs (interconnection costs and commercial costs) offset the increase in indirect costs that related primarily to increased taxes in some countries of Africa and the Middle East and in Belgium.

CAPEX for the segment (479 million euros in the 1st half of 2014) rose sharply (+28.0% on a comparable basis).  In Africa and the Middle East, spending on mobile networks increased in Egypt, Cameroon and Jordan in particular, and in Europe, investment in 4G networks intensified in Belgium, Romania and Slovakia.

Enterprise

In millions of euros	period ended 30 June
	2014	2013	2013	14/13	14/13
		comparable basis	historical basis	comparable basis	historical basis

Revenues	3,139	3,225	3,297	(2.7)%	(4.8)%
Restated EBITDA	501	524	517	(4.3)%	(3.1)%
Restated EBITDA / Revenues	16.0%	16.2%	15.7%
CAPEX	154	146	149	5.8%	3.0%
CAPEX / Revenues	4.9%	4.5%	4.5%

Revenues in the Enterprise segment (3.139 billion euros) significantly improved in the 1st half of 2014, with the decline limited to -2.7% on a comparable basis after a decline of 5.3% in full year 2013.

In particular, IT and integration services increased 5.0% after falling 3.6% in 2013, led by security solutions (+34%) including the contribution from the Orange Cyberdefense subsidiary, cloud computing (+18%) and image services (+17%). Unified communications and collaboration services also contributed to the improving trend with an increase of 1.5% excluding equipment sales, after declining 5.4% in 2013.

Data services fell 4.1%. Legacy data services continued to decline (-18.2%), while IP-VPN services decreased just 0.8% after significant price reductions in 2013.

Voice services declined 7.4%. The 9.8% decrease in traditional fixed telephony and customer relations services was partly offset by the growth in Voice over IP (+5.6%) and audio-conferencing services (+11.6%).

Restated EBITDA for the segment (501 million euros) declined 4.3% on a comparable basis. The downturn in revenues was largely offset by the reduction in direct costs, in particular network costs (linked to improved international profitability and to a reduction in the volume of business in legacy networks), and by the reduction in overheads and other indirect costs.

CAPEX (154 million euros) increased 5.8% on a comparable basis, due in particular to ongoing deployment and to upgrades to installed equipment.

schedule of upcoming events

•

23 October 2014: third-quarter 2014 results

contacts

press: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange.com

Jean-Bernard Orsoni

jeanbernard.orsoni@orange.com

Sébastien Audra

sebastien.audra@orange.com

Tom Wright

tom.wright@orange.com

Olivier Emberger

olivier.emberger@orange.com

financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Corentin Maigné

corentin.maigne@orange.com

Constance Gest

constance.gest@orange.com

Cionaith Cullen

cionaith.cullen@orange.com

Luca Gaballo
luca.gaballo@orange.com

Didier Kohn
didier.kohn@orange.com

All press releases are available on the Group’s websites:

•

www.orange.com

•

www.orange.es

•

www.ee.co.uk

•

www.tp-ir.pl

•

www.orange-business.com

disclaimer

This press release contains forward-looking statements about us. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: intense competition in the telecommunications industry, our ability to find growth opportunities in new markets and activities, deterioration of the general economic and business conditions in the markets served by us, or the failure of such conditions to improve, overall trends in the economy in general and in our markets, the effectiveness of the Conquests 2015 industrial project, including, but not limited to, the success of the action plans regarding human resources and information technologies, network development, customer satisfaction and international expansion, as well as the effectiveness of other strategic, operating and financial initiatives, our ability to adapt to the ongoing transformation of the telecommunications industry, in particular to technological developments and new customer expectations, legal and regulatory developments and constraints, and the outcome of legal proceedings related to regulation and competition, the success of our domestic and international investments, joint ventures and strategic relationships, risks related to information and communication technology systems generally, exchange rate fluctuations and interest rate fluctuations, our ability to access the capital markets and the conditions of capital markets in general. More detailed information on the potential risks that could affect our financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on April 29, 2014 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2014. Except to the extent required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update forward-looking statements.

appendix 1: consolidated income statement

(in millions of euros, except for per share data)	30 June 2014	30 June 2013
Revenues	19,592	20,603
External purchases	(8,329)	(8,936)
Other operating income	348	379
Other operating expenses	(519)	(208)
Labour expenses	(4,567)	(4,650)
Operating taxes and levies	(922)	(844)
Gains (losses) on disposal	375	94
Restructuring costs and similar items	(61)	(21)
EBITDA	5,917	6,417
Depreciation and amortisation	(2,988)	(2,962)
Impairment of goodwill	(229)	(385)
Impairment of fixed assets	(42)	(3)
Share of profits (losses) of associates and joint ventures	(18)	(74)
Operating income	2,640	2,993
Cost of gross financial debt	(848)	(869)
Gains (losses) on assets contributing to net financial debt	36	29
Foreign exchange gains (losses)	(9)	5
Other net financial expenses	(40)	(34)
Finance costs, net	(861)	(869)
Income tax	(888)	(915)
Consolidated net income after tax	891	1,209
Net income attributable to owners of the parent company	744	1,068
Net income attributable to non-controlling interests	147	141

Earnings per share (in euros) attributable to owners of the parent company
•	Basic	0.28	0.41
•	Diluted	0.28	0.40

appendix 2: consolidated statement of financial position

(in millions of euros)	30 June 2014	31 December 2013
ASSETS
Goodwill	24,768	24,988
Other Intangible assets	11,834	11,744
Property, plant and equipment	22,879	23,157
Interests in associates and joint ventures	6,481	6,525
Assets available for sale	132	103
Non-current trade receivables	133	-
Non-current loans and receivables	1,981	1,837
Non-current financial assets at fair value through profit or loss	96	95
Non-current hedging derivatives assets	35	36
Other non-current assets	15	15
Deferred tax assets	3,128	3,251
Total non-current assets	71,482	71,751
Inventories	662	637
Trade receivables	4,395	4,360
Current loans and other receivables	43	38
Current financial assets at fair value through profit or loss, excluding cash equivalents	450	213
Current hedging derivatives assets	92	101
Other current assets	680	769
Operating taxes and levies receivables	863	924
Current tax assets	62	110
Prepaid expenses	875	377
Cash equivalents	4,394	4,330
Cash	1,551	1,586
Total current assets	14,067	13,445
Assets held for sale	-	637
TOTAL ASSETS	85,549	85,833
EQUITY AND LIABILITIES
Share capital	10,596	10,596
Additional paid-in capital	16,790	16,790
Retained earnings (2)	(722)	(3,037)
Equity attributable to the owners of the parent company	26,664	24,349
Non-controlling interest	1,909	1,985
Total equity	28,573	26,334
Non-current trade payables	533	349
Non-current financial liabilities at amortised cost, excluding trade payables	30,661	30,295
Non-current financial liabilities at fair value through profit or loss	341	369
Non-current hedging derivatives liabilities	1,192	1,133
Non-current employee benefits	2,976	2,924
Non-current provisions for dismantling	694	687
Non-current restructuring provisions	142	155
Other non-current liabilities	454	477
Deferred tax liabilities	944	954
Total non-current liabilities	37,937	37,343
Current trade payables	7,141	7,540
Current financial liabilities at amortised cost, excluding trade payables	4,121	7,100
Current financial liabilities at fair value through profit or loss	131	165
Current hedging derivatives liabilities	109	3
Current employee benefits	1,829	2,009
Current provisions for dismantling	13	23
Current restructuring provisions	131	157
Other current liabilities	1,478	1,288
Operating taxes and levies payables	1,582	1,200
Current tax payables	594	592
Deferred income	1,910	1,974
Total current liabilities	19,039	22,051
Liabilities related to assets held for sale	-	105
TOTAL EQUITY AND LIABILITIES	85,549	85,833
(1) Orange Dominicana in 2013.
(2) Of which subordinated notes.

appendix 3: consolidated statement of cash flows

(in millions of euros)	30 June 2014	30 June 2013
OPERATING ACTIVITIES
Consolidated net income	891	1,209
Adjustments to reconcile net income (loss) to funds generated from operations	5,698	5,824
Changes in working capital requirements	(629)	(593)
Other net cash out	(2,030)	(2,262)
Net cash provided by operating activities	3,930	4,178
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets	(3,025)	(3,026)
Cash paid for investment securities, net of cash acquired	(17)	(62)
Investments in associates and joint ventures, net of cash acquired	(1)	-
Purchases of equity securities measured at fair value	-	(2)
Proceeds from sales of Orange Dominicana, net of cash transferred	806	-
Other proceeds from sales of investment securities, net of cash transferred	132	41
Decrease (increase) in securities and other financial assets	(231)	(196)
Net cash used in investing activities	(2,336)	(3,245)
FINANCING ACTIVITIES
Long-term debt issuances	1,286	1,207
Long-term debt redemptions and repayments	(3,700)	(3,354)
Increase (decrease) of bank overdrafts and short-term borrowings	(289)	7
Decrease (increase) of deposits and other debt-linked financial assets	(126)	(425)
Exchange rates effects on derivatives, net	(12)	(122)
Change in subordinated notes, net of premium and fees	2,745	-
Proceeds from treasury shares	53	66
Other changes in ownership interests with no gain / loss of control	(20)	(11)
Dividends paid to non-controlling interests	(202)	(262)
Dividends paid to owners of the parent company	(1,317)	(526)
Net cash used in financing activities	(1,582)	(3,420)
Net change in cash and cash equivalents	12	(2,487)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(1)	(39)
Cash and cash equivalents - opening balance	5,934	8,321
Cash and cash equivalents - closing balance	5,945	5,795

appendix 4: change in net financial debt for the first half of 2014

(in millions of euros, on an historical basis)	30 June 2013	31 December 2013	30 June 2014
Restated EBITDA - CAPEX	3,962	7,019	3,639
Licences and spectrum	(231)	(449)	(117)
Net interest expense cash out and dividends received	(1,117)	(1,566)	(795)	(1)
Income taxes cash out	(369)	(3,287)	(408)
Change in working capital requirements	(883)	(110)	(629)	(2)
Other operational items	(210)	(344)	(786)	(3)
Dividends paid to owners of parent company	(526)	(1,314)	(1,317)	(4)
Dividends paid to non-controlling interests	(262)	(359)	(202)
Purchase/Disposal of own shares	66	(24)	53
Acquisitions and disposal	(42)	(27)	900	(5)
Other financial items	547	280	2,970	(6)
Variation in net debt	935	(181)	3,307
Net financial debt	(29,610)	(30,726)	(27,419)
Restated ratio of net financial debt / EBITDA*	2,37x	2,37x	2,17x

(1)  Decreased financial expenses paid in the 1st half of 2014 compared with the 1st half of 2013 due to debt reduction and to the lower cost of debt; increase in the dividend paid by EE.

(2)  Change in WCR due to the seasonality of certain payments (in particular purchases of mobile handsets and profit-sharing) and to the increase in receivables generated by handset sales under the instalment payment plan.

(3)  Other operating items: in particular, impact of the seasonality of payments related to CAPEX and increase in payments due related to restructuring expenses.

(4)  Balance of dividend paid on 5 June 2014 (0.50 euros per share).

(5)  Disposal of Orange Dominicana and of Wirtualna Polska in the 1st half of 2014.

(6)  Issuance of hybrid bonds in the net amount of 2.7 billion euros (perpetual subordinated debt) in February 2014.

•    The ratio of restated net financial debt to EBITDA is calculated as a ratio of net financial debt, including 50% of the net financial debt of the Everything Everywhere joint venture in the United Kingdom, to restated EBITDA calculated for the 12 previous months and including 50% of the EBITDA of the Everything Everywhere joint venture in the United Kingdom.

At 30 June 2013, the ratio of restated net financial debt to EBITDA includes the impact of a payment related to a tax dispute concerning the 2005 financial year (-2.146 billion euros) paid in the 2nd half of 2013. Excluding the impact of this dispute, the ratio of restated net financial debt to EBITDA was 2.21 on that date.

appendix 5: analysis of restated consolidated EBITDA

	2014	2013	change
		comparable basis	comparable basis
In millions of euros			(in %)
1st half
Revenue	19,592	20,325	(3.6)%
External purchases	(8,329)	(8,783)	(5.2)%
as % of revenues	42.5%	43.2%	(0.7)pt
of which:
Interconnection costs	(2,326)	(2,494)	(6.7)%
as % of revenues	11.9%	12.3%	(0.4)pt
Other network and IT expenses	(1,389)	(1,403)	(1.0)%
as % of revenues	7.1%	6.9%	0.2pt
Property & general expenses, other and capitalised costs	(1,586)	(1,613)	(1.7)%
as % of revenues	8.1%	7.9%	0.2pt
Commercial expenses and content costs	(3,028)	(3,273)	(7.5)%
as % of revenues	15.5%	16.1%	(0.6)pt
Labour expenses*	(4,384)	(4,514)	(2.9)%
as % of revenues	22.4%	22.2%	0.2pt
Other operating income and expenses*	(760)	(675)	12.6%
Gains (losses) on disposals of assets*	27	25	-
Restructuring costs	(5)	(16)	-
Restated EBITDA*	6,140	6,362	(3.5)%
as % of revenues	31.3%	31.3%	0.0pt

*     EBITDA restatements relate to the following exceptional events:

In the 1st half 2014:

-  a net expense for various disputes of 333 million euros related to the resolution of certain disputes in France and at the Group level, in particular a settlement fee pursuant to the agreement signed in March 2014 between Orange and Bouygues Telecom;

-  an expense of 183 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-  a restructuring expense of 56 million euros;

-  income of 281 million euros on the disposal of Orange Dominicana in the Dominican Republic;

-  income of 68 million euros on the disposal of Wirtualna Polska in Poland.

In the 1st half 2013:

-  an expense of 78 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-  a restructuring expense of 4 million euros;

-  13 million euros in net proceeds from various litigation cases.

	2014	2013	change
		comparable basis	comparable basis
In millions of euros			(in %)
2nd quarter
Revenue	9,788	10,133	(3.4)%
External purchases	(4,120)	(4,381)	(5.9)%
as % of revenues	42.1%	43.2%	(1.1)pt
of which:
Interconnection costs	(1,161)	(1,261)	-8.0%
as % of revenues	11.9%	12.4%	(0.6)pt
Other network and IT expenses	(679)	(702)	(3.2)%
as % of revenues	6.9%	6.9%	0.0pt
Property & general expenses, other and capitalised costs	(790)	(820)	(3.8)%
as % of revenues	8.1%	8.1%	(0.0)pt
Commercial expenses and content costs	(1,490)	(1,598)	(6.7)%
as % of revenues	15.2%	15.8%	(0.5)pt
Labour expenses*	(2,187)	(2,240)	(2.4)%
as % of revenues	22.3%	22.1%	0.2pt
Other operating income and expenses*	(362)	(307)	18.0%
Gains (losses) on disposals of assets*	(3)	28	-
Restructuring costs	7	(9)	-
Restated EBITDA*	3,123	3,224	(3.1)%
as % of revenues	31.9%	31.8%	0.1pt

*     EBITDA restatements relate to the following exceptional events:

In the second quarter of 2014:

-  an expense of 147 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-  a restructuring expense of 56 million euros;

-  income of 281 million euros on the disposal of Orange Dominicana in the Dominican Republic.

In the second quarter of 2013:

-  an expense of 39 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-  13 million euros in net proceeds from various litigation cases.

appendix 6: revenues by operating segment

	2014	2013	2013	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)
1st half
France	9,614	10,079	10,084	(4.6)%	(4.7)%
Mobile services	3,878	4,289	4,289	(9.6)%	(9.6)%
Mobile equipment sales	230	231	231	(0.5)%	(0.5)%
Fixed services	5,267	5,307	5,307	(0.8)%	(0.8)%
Fixed services retail	3,328	3,483	3,483	(4.4)%	(4.4)%
Fixed wholesale	1,939	1,824	1,824	6.3%	6.3%
Other revenues	239	252	257	(4.8)%	(6.7)%
Spain	1,920	2,021	2,021	(5.0)%	(5.0)%
Mobile services	1,226	1,485	1,485	(17.4)%	(17.4)%
Mobile equipment sales	234	110	110	113.1%	113.1%
Fixed services	455	418	418	8.8%	8.8%
Other revenues	5	8	8	(44.2)%	(44.2)%
Poland	1,456	1,559	1,572	(6.7)%	(7.4)%
Mobile services	693	748	747	(7.3)%	(7.3)%
Mobile equipment sales	37	18	18	108.5%	108.7%
Fixed services	672	735	734	(8.6)%	(8.5)%
Other revenues	54	58	73	(8.5)%	(26.0)%
Rest of World	3,661	3,679	3,877	(0.5)%	(5.6)%
Enterprise	3,139	3,225	3,297	(2.7)%	(4.8)%
Voice	823	889	895	(7.4)%	(8.0)%
Data	1,449	1,510	1,528	(4.1)%	(5.2)%
IT & integration services	867	826	874	5.0%	(0.8)%
International Carriers and Shared Services	864	869	830	(0.5)%	4.0%
International Carriers	722	733	694	(1.4)%	4.0%
Shared Services	142	136	136	4.1%	4.3%
Inter-segment eliminations	(1,062)	(1,107)	(1,078)	-	-
Group total	19,592	20,325	20,603	(3.6)%	(4.9)%
2nd quarter
France	4,803	5,013	5,015	(4.2)%	(4.2)%
Mobile services	1,930	2,132	2,132	(9.5)%	(9.5)%
Mobile equipment sales	111	112	112	(1.3)%	(1.3)%
Fixed services	2,647	2,645	2,645	0.1%	0.1%
Fixed services retail	1,651	1,723	1,723	(4.2)%	(4.2)%
Fixed wholesale	996	921	921	8.1%	8.1%
Other revenues	116	123	126	(6.0)%	(7.7)%
Spain	943	1,032	1,032	(8.6)%	(8.6)%
Mobile services	606	744	744	(18.6)%	(18.6)%
Mobile equipment sales	110	75	75	47.1%	47.1%
Fixed services	226	209	209	7.7%	7.7%
Other revenues	2	4	4	(41.8)%	(41.8)%
Poland	740	782	786	(5.4)%	(5.9)%
Mobile services	349	381	378	(8.4)%	(7.7)%
Mobile equipment sales	26	10	10	171.4%	173.3%
Fixed services	333	364	361	(8.6)%	(7.8)%
Other revenues	32	28	38	14.4%	(15.9)%
Rest of World	1,797	1,793	1,943	0.2%	(7.5)%
Enterprise	1,574	1,623	1,662	(3.0)%	(5.3)%
Voice	407	441	444	(7.7)%	(8.5)%
Data	721	759	770	(5.0)%	(6.3)%
IT & integration services	446	423	448	5.3%	(0.6)%
International Carriers and Shared Services	457	443	424	3.1%	7.8%
International Carriers	379	378	359	0.2%	5.5%
Shared Services	78	65	65	19.9%	20.2%
Inter-segments eliminations	(526)	(553)	(539)	-	-
Group total	9,788	10,133	10,323	(3.4)%	(5.2)%

appendix 7: key performance indicators

	30 June 2014	30 June 2013
Orange Group
Total number of customers* (millions)	236.176	231.486
Mobile service customers* (millions)	178.701	173.629
- of which contract customers (millions)	62.640	59.099
Fixed broadband service customers (millions)	15.706	15.107
- of which IPTV and satellite TV customers (millions)	6.767	6.164
France
Mobile services
Number of customers* (millions)	26.956	26.710
- of which contract customers (millions)	21.254	20.033
Total ARPU (euros)	283	311
Fixed services
Number of fixed consumer lines (millions)	16.732	17.442
Number of broadband customers (millions)	10.174	9.975
Broadband market share at end of period (%)	40.0**	40.9
Broadband ARPU (euros)	33.5	34.3
Number of wholesale lines (millions)	13.509	12.796
Spain
Mobile services
Number of customers* (millions)	12.420	12.238
- of which contract customers (millions)	9.145	8.614
Total ARPU (euros)	200	249
Fixed services
Number of broadband customers (millions)	1.830	1.512
Broadband ARPU (euros)	30.4	32.9
Poland
Mobile services
Number of customers* (millions)	15.461	14.947
- of which contract customers (millions)	7.459	6.970
Total ARPU (PLN)	393	444
Fixed services
Number of fixed telephone lines (millions)	5.474	6.034
Number of broadband customers (millions)	2.281	2.317
Broadband ARPU (PLN)	60.6	58.6
* Excluding customers of MVNOs. ** Company estimate.

	30 June 2014	30 June 2013
Rest of World
Mobile services
Total number of customers* (millions)	111.594	107.090
- of which contract customers (millions)	17.463	16.494
Mobile customers by region (millions)
- Europe	19.816	19.668
- Africa and the Middle East	91.777	84.061
- Other operations**	-	3.361
Fixed services
Total number of telephone lines (thousands)	1,923	2,021
Number of broadband customers (thousands)	1,034	951
Enterprise
France
Number of legacy telephone lines (thousands)	3,255	3,516
Number of permanent accesses to IP networks (thousands)	359	357
- of which IP-VPN (thousands)	292	290
Number of XoIP connections (thousands)	77	70
World
Total number of IP-VPN accesses worldwide (thousands)	341	339
EE (United Kingdom) ***
Mobile services
Number of customers* (millions)	24.539	25.287
- of which contract customers (millions)	14.638	13.976
Total ARPU (£/month, based on quarterly revenues)	18.9	18.4
Fixed services
Number of broadband customers (thousands)	775	704
* Excluding customers of MVNOs
** Disposal of Orange Dominicana on 9 April 2014.
*** The EE customer bases are 50% consolidated in the Orange Group customer bases.

appendix 8: glossary

Key figures

comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before reversal of currency translation reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. EBITDA is not a financial performance indicator as defined by IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

average number of employees (full time equivalents): average number of active employees on the last day of the period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Mobile services

revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, international roaming and incoming calls from MVNOs over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as annual revenues per customer.

roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

Fixed services

revenues from fixed services: include traditional fixed telephony, fixed broadband services, enterprise solutions and networks8 and carrier services (national and international interconnections, unbundling and wholesale telephone line rentals).

fixed broadband ARPU (ADSL, FTTH, VDSL, satellite and WiMAX): the average revenues per user (ARPU) of broadband services per year are calculated by dividing the revenues generated by consumer broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

8     With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: July 29, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations